Exhibit 99.1

January 17, 2025

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager-Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Outcome of Board Meeting

The Board of Directors (“Board”) of Wipro Limited (“Company”), have at their meeting held over January 16-17, 2025, considered and approved the following:

1.	Financial results of the Company for the quarter ended December 31, 2024, as per Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

2.

Payment of interim dividend of ₹ 6/- per equity share of par value ₹ 2/- each to the Members of the Company as on January 28, 2025, being the Record Date. The payment of Interim Dividend will be made on or before February 15, 2025.

Please find enclosed the Audited Standalone and Consolidated financial results under IndAS and Audited Consolidated financial results under IFRS for the quarter ended December 31, 2024, together with the Auditor’s Report, as approved by the Board today. The financial results are also being made available on the Company’s website at www.wipro.com.

The Board Meeting commenced on January 16, 2025 at 2 PM, and finally concluded on January 17, 2025 at 3:35 PM.

Thanking You,

For Wipro Limited
M Sanaulla Khan Company Secretary ENCL: As above

Chartered Accountants
Prestige Trade Tower, Level 19
46, Palace Road, High Grounds
Bengaluru-560 001
Karnataka, India
Tel: +91 80 6188 6000
Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of WIPRO LIMITED (“the Company”), for the three and nine months ended December 31, 2024 (“the Statement”/” Standalone Financial Results”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

b.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income and other financial information of the Company for the three and nine months ended December 31, 2024.

Basis for Opinion

We conducted our audit of the Standalone Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section below. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results under the provisions of the Act and the Rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors, and has been approved by them for the issuance. The Statement has been compiled from the related audited Interim Condensed Standalone Financial Statements for the three and nine months ended December 31, 2024. The Company’s Board of Directors are responsible for the preparation and presentation of the Standalone Financial Results that give a true and fair view of the net profit and other comprehensive income and other financial information of the Company in accordance with the recognition and measurement principles laid down in Ind AS 34 prescribed under section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance

Regd. Office: One International Center, Tower 3, 32nd floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737 with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Results, the Board of Directors are responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Standalone Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Standalone Financial Results, including the disclosures, and whether the Standalone Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Standalone Financial Results of the Company to express an opinion on the Standalone Financial Results.

Materiality is the magnitude of misstatements in the Standalone Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Anand Subramanian

Partner

(Membership No. 110815)

UDIN:

Bengaluru, January 17, 2025

WIPRO LIMITED

CIN- L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru-560035, India

Website : www.wipro.com ; Email : info@wipro.com ; Tel:+91-80-2844 0011; Fax: +91-80-2844 0054

STATUTORILY AUDITED STANDALONE FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 UNDER Ind AS

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Nine months ended		Year ended
	Particulars	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023	March 31, 2024
	Income
I	Revenue from operations	168,030	168,958	163,157	501,801	501,992	667,924
II	Other income	7,695	10,461	5,934	24,811	20,135	30,458

III	Total Income (I+II)	175,725	179,419	169,091	526,612	522,127	698,382

IV	Expenses
	a) Purchases of stock-in-trade	289	675	496	1,518	2,165	2,642
	b) Changes in inventories of stock-in-trade	257	(101)	(15)	117	(2)	179
	c) Employee benefits expense	93,334	95,036	93,175	280,368	286,958	382,895
	d) Finance costs	2,811	2,408	2,028	7,328	6,136	8,197
	e) Depreciation, amortisation and impairment expense	3,460	3,595	3,700	10,718	11,175	14,918
	f) Sub-contracting and technical fees	28,600	28,338	28,585	84,402	85,260	113,898
	g) Facility expenses	2,814	2,883	2,522	8,735	7,545	10,340
	h) Travel	2,360	3,062	2,690	8,612	9,288	12,021
	i) Communication	530	620	768	1,659	2,260	2,707
	j) Legal and professional charges	1,667	1,818	1,445	4,725	4,359	5,612
	k) Software license expense for internal use	4,111	3,922	3,865	11,797	11,290	14,880
	l) Marketing and brand building	911	710	864	2,282	2,400	2,935
	m) Other expenses	331	(628)	933	211	2,566	2,983

	Total Expenses (IV)	141,475	142,338	141,056	422,472	431,400	574,207

V	Profit before tax (lll-IV)	34,250	37,081	28,035	104,140	90,727	124,175
VI	Tax expense
	a) Current tax	9,109	9,273	8,058	27,661	24,260	31,485
	b) Deferred fax	(2,980)	673	(252)	(2,523)	(253)	1,504
	Total tax expense (VI)	6,129	9,946	7,806	25,138	24,007	32,989

VII	Profit for the period (V-VI)	28,121	27,135	20,229	79,002	66,720	91,186

VIII	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss:
	Re-measurements of the defined benefit plans, net	(331)	402	343	312	547	602
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(12)	10	12	(4)	26	36
	Deferred taxes relating to items that will not be reclassified to profit or loss	81	(100)	(89)	(82)	(141)	(148)
	Items that will be reclassified to profit or loss:
	Net change in time value of option contracts designated as cash flow hedges	360	(495)	(431)	(123)	(100)	258
	Net change in intrinsic value of option contracts designated as cash flow hedges	(231)	(138)	(117)	(254)	143	162
	Net change in fair value of forward contracts designated as cash flow hedges	(1,486)	(736)	(213)	(1,926)	1,523	1,866
	Net change in fair value of investment in debt instruments measured at fair value through OCI	78	452	(88)	751	1,442	1,749
	Deferred taxes relating to items that will be reclassified to profit or loss	314	289	196	445	(496)	(715)

1

	Total other comprehensive income for the period, net of taxes	(1,227)	(316)	(387)	(881)	2,944	3,810

IX	Total comprehensive income for the period (VII+VIII)	26,894	26,819	19,842	78,121	69,664	94,996

X	Paid up equity share capital (Par value ₹2 per share)	20,938	10,463	10,448	20,938	10,448	10,450
XI	Reserve excluding revaluation reserves as per balance sheet						567,369
XII	Earnings per equity share (Equity shares of par value ₹2/- each) (EPS for the three and nine months ended periods are not annualised) Basic (in ₹)	2.69	2.60	1.94	7.56	6.28	8.62
	Diluted (in ₹)	2.68	2.59	1.93	7.54	6.26	8.59

1.

The audited standalone financial results for the three and nine months ended December 31, 2024 have been approved by the Board of Directors of the Company at its meeting held on January 17, 2025. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit report with unmodified opinion on the standalone financial results for the three and nine months ended December 31, 2024.

2.

The above audited standalone financial results have been prepared on the basis of the audited interim condensed standalone financial statements, which are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. All amounts included in the standalone financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

The Company publishes these standalone financial results along with the consolidated financial results. In accordance with Ind AS 108, “Operating Segments”, the Company has disclosed the segment information in the interim condensed consolidated financial statements and is incorporated in the consolidated financial results.

4.

Gain/(loss) on sale of property, plant and equipment, for the three months ended September 30, 2024 and nine months ended December 31, 2024, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ 885 and for the nine months ended December 31, 2023 and year ended March 31, 2024 includes gain on sale of immovable properties of ₹ 2,357.

5.

Other expenses are net of insurance claim received of ₹ Nil, ₹ 1,805, ₹ Nil for the three months ended December 31, 2024, September 30, 2024, December 31, 2023, respectively, ₹ 1,805 and ₹ Nil for the nine months ended December 31, 2024 and 2023, respectively and ₹ Nil for the year ended March 31, 2024.

6.	Buyback of equity shares

During the nine months ended December 31, 2023, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilised from securities premium and retained earnings respectively. Further, capital redemption reserve of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

Earnings per share for each of the three months ended December 31, 2023, September 30, 2023 and June 30, 2023 will not add up to earnings per share for the nine months ended December 31, 2023, on account of buyback of equity shares.

7.	Issue of bonus shares

The bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserve, securities premium and retained earnings to the share capital.

Earnings per share for all prior periods have been proportionately adjusted for the bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

2

8.	Events after the reporting period

The Board of Directors in their meeting held on January 17, 2025, declared an interim dividend of ₹ 6/- (USD 0.07) per equity share and ADR (300% on an equity share of par value of ₹ 2/-).

By order of the Board,	For, Wipro Limited

Place: Bengaluru	Rishad A. Prcmji
Date: January 17, 2025	Chairman

3

Chartered Accountants Prestige Trade Tower, Level 19 46, Palace Road, High Grounds Bengaluru-560 001 Karnataka, India Tel: +91 80 6188 6000 Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three and nine months ended December 31, 2024 (“the Statement”/“ Consolidated Financial Results”) being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	includes the results of the entities as listed in note 5 to the Statement;

b.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

c.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the three and nine months ended December 31, 2024.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Consolidated Financial Results under the provisions of the Act and the Rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

Regd. Office: One International Center, Tower 3, 32nd floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of Consolidated Financial Results by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W - 100018)

Anand Subramanian

Partner

(Membership No.110815)

UDIN:

Bengaluru, January 17, 2025

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 UNDER IND AS

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Nine months ended		Year ended
	Particulars	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023	March 31, 2024
	Income
I	Revenue from operations	223,188	223,016	222,051	665,842	675,520	897,603
II	Other income	10,041	9,619	5,979	26,957	19,779	26,308

III	Total Income (I+II)	233,229	232,635	228,030	692,799	695,299	923,911

IV	Expenses
	a) Purchases of stock-in-trade	459	1,034	1,453	2,157	3,007	3,832
	b) Changes in inventories of stock-in-trade	318	(152)	(616)	164	122	278
	c) Employee benefits expense	133,035	134,695	134,234	400,023	413,046	549,301
	d) Finance costs	4,146	3,569	3,125	11,003	9,244	12,552
	e) Depreciation, amortisation and impairment expense	6,765	8,308	9,316	22,362	25,666	34,071
	f) Sub-contracting and technical fees	25,903	24,582	25,780	75,252	78,712	103,030
	g) Facility expenses	3,884	3,937	3,562	11,954	10,829	14,556
	h) Travel	3,164	3,836	3,529	10,937	11,753	15,102
	i) Communication	871	1,079	1,313	2,943	3,922	4,878
	j) Legal and professional charges	2,842	3,013	2,477	8,137	7,235	9,559
	k) Software license expense for internal use	5,080	4,702	4,675	14,387	13,983	18,378
	l) Marketing and brand building	1,032	838	1,031	2,674	2,888	3,555
	m) Lifetime expected credit loss/ (write-back)	(608)	593	(166)	(41)	273	640
	n) Other expenses	1,810	(174)	2,792	3,283	6,000	6,736

	Total Expenses	188,701	189,860	192,505	565,235	586,680	776,468

V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	5	3	(4)	(37)	(31)	(233)
VI	Profit before tax (III-IV+V)	44,533	42,778	35,521	127,527	108,588	147,210
VII	Tax expense
	a) Current tax	10,829	11,152	8,958	32,349	27,379	34,973
	b) Deferred tax	37	(640)	(443)	(1,121)	(1,330)	1,116

	Total tax expense	10,866	10,512	8,515	31,228	26,049	36,089

VIII	Profit for the period (VI-VII)	33,667	32,266	27,006	96,299	82,539	111,121

IX	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss:
	Remeasurements of the defined benefit plans, net	(325)	431	343	225	392	193
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(506)	156	142	(669)	36	(447)
	Deferred taxes relating to items that will not be reclassified to profit or loss	233	(111)	(91)	61	(136)	(137)
	Items that will be reclassified to profit or loss:
	Foreign currency translation differences relating to foreign operations	1,753	5,092	3,591	5,447	5,006	4,151
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of profit and loss	1	13	(15)	14	(196)	(198)
	Net change in time value of option contracts designated as cash flow hedges	360	(495)	(431)	(123)	(100)	258
	Net change in intrinsic value of option contracts designated as cash flow hedges	(231)	(138)	(117)	(254)	143	162
	Net change in fair value of forward contracts designated as cash flow hedges	(1,486)	(911)	(387)	(2,095)	1,640	2,115
	Net change in fair value of investment in debt instruments measured at fair value through OCI	78	452	(88)	751	1,442	1,749
	Deferred taxes relating to items that will be reclassified to profit or loss	314	338	244	493	(530)	(787)

	Total other comprehensive income for the period, net of taxes	191	4,827	3,191	3,850	7,697	7,059

	Total comprehensive income for the period (VIII+IX)	33,858	37,093	30,197	100,149	90,236	118,180

11

X	Profit for the period attributable to:
	Equity holders of the Company	33,538	32,088	26,942	95,658	82,106	110,452
	Non-controlling interests	129	178	64	641	433	669

		33,667	32,266	27,006	96,299	82,539	111,121

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	33,683	36,919	30,144	99,468	89,906	117,676
	Non-controlling interests	175	174	53	681	330	504

		33,858	37,093	30,197	100,149	90,236	118,180

XI	Paid up equity share capital (Par value ₹ 2 per share)	20,938	10,463	10,448	20,938	10,448	10,450

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						734,880

XIII	Earnings per equity share (EPS)
	(Equity shares of par value ₹ 2/- each) (EPS for the three and nine months ended periods are not annualised)
	Basic (in ₹)	3.21	3.07	2.58	9.15	7.73	10.44
	Diluted (in ₹)	3.20	3.06	2.58	9.13	7.71	10.41

1.

The audited consolidated financial results of the Company for the three and nine months ended December 31, 2024, have been approved by the Board of Directors of the Company at its meeting held on January 17, 2025. The Company confirms that its statutory auditors. Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results for the three and nine months ended December 31, 2024.

2.

The above audited consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the three and nine months ended December 31, 2024, which are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

Gain/(loss) on sale of property, plant and equipment for the three months ended September 30, 2024, and nine months ended December 31, 2024, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ 885 and for the nine months ended December 31, 2023, and for the year ended March 31, 2024, gain on sale of immovable properties off ₹ 2,357.

4.

Other expenses are net of reversals of contingent consideration of ₹ Nil, ₹ 167, ₹ 2 for the three months ended December 31, 2024, September 30, 2024, December 31, 2023, respectively, ₹ 167 and ₹ 508 for the nine months ended December 31, 2024 and 2023, respectively and ₹ 1,300 for the year ended March 31, 2024. Other expenses are net of insurance claim received of ₹ ₹ Nil, ₹ 1,805, ₹ Nil for the three months ended December 31, 2024, September 30, 2024, December 31, 2023, respectively, ₹ 1,805 and ₹ Nil for the nine months ended December 31, 2024 and 2023, respectively and ₹ Nil for the year ended March 31, 2024.

5.	List of subsidiaries, associate and joint venture as at December 31, 2024 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India

Capco Technologies Private Limited			India

Wipro Technology Product Services Private Limited			India

Wipro Chengdu Limited			China

Wipro Holdings (UK) Limited			U.K.

Wipro HR Services India Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
	Wipro Bahrain Limited Co. W.L.L		Bahrain

	Wipro Czech Republic IT Services s.r.o.		Czech Republic
	Wipro CRM Services (formerly known		Belgium
as Wipro 4C NV)
		Wipro 4C Consulting France SAS	France
		Wipro CRM Services B.V. (formerly known	Netherlands
as Wipro 4C Nederland B.V)
		Wipro CRM Services ApS	Denmark
		Wipro CRM Services UK Limited	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Servicos E Consultoria Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
		Capco Consulting Middle East FZE (4)	UAE
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies	Saudi Arabia
Limited(2)
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services		U.K.
Limited
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of
Oman
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology		Netherlands
Netherlands BV.
		Wipro do Brasil Tcchnologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
		Applied Value Technologies B.V. (5)	Netherlands
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa		South Africa
(Proprietary) Limited
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL.		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Overseas IT Services			India
Private Limited
Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro VLSI Design Services India Private Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc. (l)	USA
		Edgile, LLC	USA
		Health Plan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (l)	USA
		Wipro Appirio, Inc. (l)	USA
		Wipro Designit Services, Inc. (l)	USA
		Wipro Telecom Consulting LLC	USA
		Wipro VLSI Design Services, LLC	USA
		Applied Value Technologies, Inc. (6)	USA
Aggne Global IT Services Private Limited (3)			India
Wipro, Inc. (7)			USA
	Wipro Life Science Solutions, LLC (8)		USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India. All the above direct subsidiaries are 100% held by the Company except as mentioned in footnote (2) and (3) below.

(2)	Wipro IT Services UK Societas holds 66.67% of the equity securities of Wipro Arabia Limited. Wipro Arabia Limited holds 55% of the equity securities of Women’s Business Park Technologies Limited.
(3)	The Company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.
(4)	Capco Consulting Middle East FZE has been incorporated with effect from December 17, 2024 which is 100% held by Grove Holdings 2 S.a.r.l.
(5)	Wipro Information Technology Netherlands BV. has acquired 100% of the equity securities of Applied Value Technologies B.V.
(6)	Wipro IT Services, LLC has acquired 100% of the equity securities of Applied Value Technologies, Inc.
(7)	Wipro, Inc. has been incorporated as a wholly-owned subsidiary of the Company with the effect from September 30, 2024.
(8)	Wipro Life Science Solutions, LLC has been incorporated as a wholly-owned subsidiary of Wipro, Inc. with effect from October 10, 2024.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V.(9)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Pte Ltd. (9)	Singapore
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
		Capco (UK) 1, Limited	U.K.
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.a.r.1		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia
	Crowdsprint Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Services Ltda		Brazil
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH(9)	Germany
		Wipro IT Services Austria GmbH	Austria

(9)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Consulting USA, Inc.		USA
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune UK Ltd.		U.K.
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

As at December 31, 2024, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust Wipro Foundation	India India

6.	Segment information:

The Company is organised into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT Services offerings to customers organised by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organised by industry sector, while Europe and APMEA are organised by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: communications, media and information services, software and gaming, new age technology, consumer goods, medical devices and life sciences, healthcare, and technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue From the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by Ind AS 108, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6

Information on reportable segments for the three months ended December 31, 2024. September 30, 2024. and December 31, 2023, nine months ended December 31, 2024, December 31, 2023 and year ended March 31, 2024 are as follows:

	Three months ended			Nine months ended		Year ended
Particulars	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023	March 31, 2024
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	72,010	68,393	68,581	208,103	201,001	268,230
Americas 2	68,120	67,932	66,541	203,390	201,758	269,482
Europe	59,282	61,821	61,473	181,525	192,583	253,927
APMEA	23,439	23,811	24,913	70,753	77,678	102,177

Total of IT Services	222,851	221,957	221,508	663,771	673,020	893,816
IT Products	747	663	805	1,879	2,968	4,127

Total segment revenue	223,598	222,620	222,313	665,650	675,988	897,943

Segment result
IT Services
Americas 1	14,966	13,338	16,459	41,991	45,283	59,364
Americas 2	15,275	15,005	15,180	45,813	43,372	59,163
Europe	7,600	7,821	7,906	21,294	25,421	33,354
APMEA	3,667	3,070	3,433	9,178	9,218	12,619
Unallocated	(2,518	(1,912)	(7,552)	(5,907)	(15,293)	(20,304)

Total of IT Services	38,990	37,322	35,426	112369	108,001	144,196
IT Products	29	(183)	114	(201)	(514)	(371)
Reconciling Items	(53)	10	(2,675)	16	(6,761)	(7.726)

Total segment result	38,966	37,149	32,865	112,184	100,726	136,099

Finance costs	(4,146)	(3,569)	(3,125)	(11,003)	(9,214	(12,552)
Finance and other income	9,708	9,195	5,785	26,383	17,137	23,896
Share of net profit/ (loss) of associate and joint	5	3	(4)	(37)	(31)	(233)
venture accounted for using equity method

Profit before tax	44,533	42,778	35,521	127,527	108,588	147,210

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 410, ₹ (396) and ₹ 262 for the three months ended December 31, 2024, September 30, 2024, and December 31, 2023 respectively ₹ (192) and ₹ 468 for the nine months ended December 31, 2024, December 31, 2023, respectively and ₹ 340 for the year ended March 31, 2024, which is reported as a part of Other income in the consolidated financial results.

d)	Restructuring cost of ₹ 2,678 and ₹ 6,814 for the three and nine months ended December 31, 2023, respectively and ₹ 6,814 for the year ended March 31, 2024, is included under Reconciling Items.
e)	Reconciling Items for the year ended March 31, 2024 includes employee costs of ₹ 921 towards outgoing CEO and Managing Director.
f)

“Unallocated” within IT Services segment results is after recognition of amortisation and impairment expense on intangible assets of ₹ 1,577, ₹ 2,919, ₹ 3,893, ₹ 6,278, ₹ 9,187, and ₹ 11,756 for the three months ended December 31, 2024, September 30, 2024. and December 31, 2023, nine months ended December 31, 2024, December 31, 2023 and year ended March 31, 2024 respectively and change in fair value of contingent consideration of ₹ Nil, ₹ (167), ₹ (2), ₹ (167) ₹ (508) and ₹ (1,300) for the three months ended December 31, 2024, September 30, 2024, and December 31, 2023, nine months ended December 31, 2024, December 31, 2023 and year ended March 31, 2024 respectively.

Segment results of IT Services segment for the three and nine months ended December 31, 2023 and year ended March 31, 2024 are after considering additional amortisation due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination.

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,712, ₹ 1,306 and ₹ 1,190 for the three months ended December 31, 2024, September 30, 2024, and December 31, 2023, respectively and ₹ 4,347 and ₹ 4,297 for the nine months ended December 31, 2024, December 31, 2023, respectively and ₹ 5,590 for the year ended March 31, 2024.

h)

Segment results of IT Services segment are after recognition of gain/(loss) on sale of property, plant and equipment of ₹ (77), ₹ 820 and ₹ (68) for the three months ended December 31, 2024, September 30, 2024, and December 31, 2023, respectively, ₹ 766 and ₹ 2,174 for the nine months ended December 31, 2024, December 31,2023, respectively and ₹ 2,072 for the year ended March 31, 2024.

7

7.	Buyback of equity shares

During the nine months ended December 31, 2023, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilised from securities premium and retained earnings respectively. Further, capital redemption reserve of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

Earnings per share for each of the three months ended December 31, 2023, September 30, 2023 and June 30, 2023 will not add up to earnings per share for the nine months ended December 31, 2023, on account of buyback of equity shares.

8.	Issue of bonus shares

The bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024, Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserve, securities premium and retained earnings to the share capital.

Earnings per share for all prior periods have been proportionately adjusted for the bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

9.	Events after the reporting period

The Board of Directors in their meeting held on January 17, 2025, declared an interim dividend of ₹ 6 /- (USD 0.07) per equity share and ADR (300% on an equity share of par value of ₹ 2 /-).

By order of the Board,	For. Wipro Limited

Place: Bengaluru	Rishad A. Premji
Date: January 17, 2025	Chairman

8

Chartered Accountants Prestige Trade Tower, Level 19 46, Palace Road, High Grounds Bengaluru-560 001 Karnataka, India Tel: +91 80 6188 6000 Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three and nine months ended December 31, 2024 (“the Statement”/“ Consolidated Financial Results”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement gives a true and fair view in conformity with the recognition and measurement principles laid down in the International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the three and nine months ended December 31, 2024.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI together with the ethical requirements that are relevant to our audit of the Statement and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in IAS 34 as issued by IASB.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Consolidated Financial Results by the Directors of the Company, as aforesaid.

Regd. Office: One International Center, Tower 3, 32nd floor, Senapati Bapat Marg. Elphinstone Road (West), Mumbai-400 013, Maharashtra, India.

Deloitte Haskins & Sells LLP is registered with limited liability having LLP identification No: AAB-8737

In preparing the Consolidated Financial Results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)

Anand Subramanian
Partner
(Membership No. l10815)
UDIN:

Bengaluru, January 17, 2025

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Nine months ended		Year ended
	Particulars	December 31,2024	September 30,2024	December 31,2023	December 31,2024	December 31,2023	March 31,2024
	Income
	a) Revenue from operations	223,188	223,016	222,051	665,842	675,520	897,603
	b) Foreign exchange gains/(losses), net	410	(396)	262	(192)	468	340

I	Total income	223,598	222,620	222,313	665,650	675,988	897,943

	Expenses
	a) Purchases of stock-in-trade	459	1,034	1,453	2,157	3,007	3,832
	b) Changes in inventories of stock-in-trade	318	(152)	(616)	164	122	278
	c) Employee benefits expense	133,035	134,695	134,234	400,023	413,046	549,301
	d) Depreciation, amortization and impairment expense	6,765	8,308	9,316	22,362	25,666	34,071
	e) Sub-contracting and technical fees	25,903	24,582	25,780	75,252	78,712	103,030
	f) Facility expenses	3,884	3,937	3,562	11,954	10,829	14,556
	g) Travel	3,164	3,836	3,529	10,937	11,753	15,102
	h) Communication	871	1,079	1,313	2,943	3,922	4,878
	i) Legal and professional fees	2,842	3,013	2,477	8,137	7,235	9,559
	j) Software license expense for internal use	5,080	4,702	4,675	14,387	13,983	18,378
	k) Marketing and brand building	1,032	838	1,031	2,674	2,888	3,555
	1) Lifetime expected credit loss/ (write-back)	(608)	593	(166)	(41)	273	640
	m) (Gain)/loss on sale of property, plant and equipment, net	77	(820)	68	(766)	(2,174)	(2,072)
	n) Other expenses	1,810	(174)	2,792	3,283	6,000	6,736

II	Total expenses	184,632	185,471	189,448	553,466	575,262	761,844

III	Finance expenses	4,146	3,569	3,125	11,003	9,244	12,552
IV	Finance and other income	9,708	9,195	5,785	26,383	17,137	23,896
V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	5	3	(4)	(37)	(31)	(233)

VI	Profit before tax [I-II-III+IV +V]	44,533	42,778	35,521	127,527	108,588	147,210

VII	Tax expense	10,866	10,512	8,515	31,228	26,049	36,089

VIII	Profit for the period [VI-VII]	33,667	32,266	27,006	96,299	82,539	111,121

	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	(231)	323	253	150	259	82
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(367)	153	141	(533)	33	(473)
	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	1,853	5,115	3,601	5,569	5,063	4,219
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	1	13	(15)	14	(196)	(198)
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	269	(368)	(324)	(95)	(73)	198
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	(171)	(103)	(88)	(189)	113	128
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(1,100)	(673)	(286)	(1,555)	1,300	1,655
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	37	390	(81)	611	1,255	1,516

IX	Total other comprehensive income for the period, net of taxes	291	4,850	3,201	3,972	7,754	7,127

	Total comprehensive income for the period [VIII+IX]	33,958	37,116	30,207	100,271	90,293	118,248

X	Profit for the period attributable to:
	Equity holders of the Company	33,538	32,088	26,942	95,658	82,106	110,452
	Non-controlling interests	129	178	64	641	433	669

		33,667	32,266	27,006	96,299	82,539	111,121

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	33,783	36,942	30,154	99,590	89,963	117,744
	Non-controlling interests	175	174	53	681	330	504

		33,958	37,116	30,207	100,271	90,293	118,248

XI	Paid up equity share capital (Par value ₹ 2 per share)	20,938	10,463	10,448	20,938	10,448	10,450

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						739,433

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each) EPS for the three and nine months ended periods are not annualized)
	Basic (in ₹)	3.21	3.07	2.58	9.15	7.73	10.44
	Diluted (in ₹)	3.20	3.06	2.58	9.13	7.71	10.41

1.

The audited consolidated financial results of the Company for the three and nine months ended December 31, 2024, have been approved by the Board of Directors of the Company at its meeting held on January 17, 2025. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

(Gain)/loss on sale of property, plant and equipment for the three months ended September 30, 2024 and nine months ended December 31, 2024, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885), and for the nine months ended December 31, 2023 and year ended March 31, 2024 includes gain on sale of immovable properties of ₹ (2,357).

4.

Other expenses are net of reversals of contingent consideration of ₹ Nil, ₹ 167, ₹ 2 for the three months ended December 31, 2024, September 30, 2024 and December 31, 2023, respectively, ₹ 167 and ₹ 508 for the nine months ended December 31, 2024 and 2023, respectively and ₹ 1,300 for the year ended March 31, 2024. Other expenses are net of insurance claim received of ₹ Nil, ₹ 1,805, ₹ Nil for the three months ended December 31, 2024, September 30, 2024 and December 31, 2023, respectively, ₹ 1,805 and ₹ Nil for the nine months ended December 31, 2024 and 2023, respectively and ₹ Nil for the year ended March 31, 2024.

5.	List of subsidiaries, associate and joint venture as at December 31, 2024 arc provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India
Capco Technologies Private Limited			India
Wipro Technology Product Services Private Limited			India
Wipro Chengdu Limited			China
Wipro Holdings (UK) Limited			U.K.
Wipro HR Services India Private Limited			India
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro IT Services UK Societas			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway

		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Czech Republic IT Services s.r.o.		Czech Republic

	Wipro CRM Services (formerly known		Belgium
as Wipro 4C NV)
		Wipro 4C Consulting France SAS	France
		Wipro CRM Services B.V. (formerly known as Wipro 4C Nederland B.V)	Netherlands
		Wipro CRM Services ApS	Denmark
		Wipro CRM Services UK Limited	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Servicos E Consultoria Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
		Capco Consulting Middle East FZE (4)	UAE
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited(2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Holdings Hungary Korlátolt Felelôsségû Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelôsségû Társaság	Hungary
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal SA.(1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
		Applied Value Technologies B.V. (5)	Netherlands
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Ply Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Overseas IT Services Private Limited			India
Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro VLSI Design Services India Private Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc. (1)	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro Telecom Consulting LLC	USA
		Wipro VLSI Design Services, LLC	USA
		Applied Value Technologies, Inc. (6)	USA
Aggne Global IT Services Private Limited (3)			India
Wipro, Inc. (7)	Wipro Life Science Solutions, LLC (8)		USA USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India. All the above direct subsidiaries are 100% held by the Company except as mentioned in footnote (2) and (3) below.

(2)	Wipro IT Services UK Societas holds 66.67% of the equity securities of Wipro Arabia Limited. Wipro Arabia Limited holds 55% of the equity securities of Women’s Business Park Technologies Limited.
(3)	The Company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.
(4)	Capco Consulting Middle East FZE has been incorporated with effect from December 17, 2024 which is 100% held by Grove Holdings 2 S.á.r.l.
(5)	Wipro Information Technology Netherlands BV. has acquired 100% of the equity securities of Applied Value Technologies B.V.
(6)	Wipro IT Services, LLC has acquired 100% of the equity securities of Applied Value Technologies, Inc.
(7)	Wipro, Inc. has been incorporated as a wholly-owned subsidiary of the Company with the effect from September 30, 2024.
(8)	Wipro Life Science Solutions, LLC has been incorporated as a wholly-owned subsidiary of Wipro, Inc. with effect from October 10, 2024.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

2

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.	HealthPlan Services Insurance Agency, LLC		USA USA
International TechneGroup Incorporated	International TechneGroup Ltd. ITI Proficiency Ltd MechWorks S.R.L.		USA U.K. Israel Italy
Wipro NextGen Enterprise Inc.	LeanSwift AB		USA Sweden
Rizing Intermediate Holdings, Inc.	Rizing Lanka (Private) Ltd Rizing Solutions Canada Inc. Rizing LLC	Attune Netherlands B.V.(9) Aasonn Philippines Inc. Rizing B.V. Rizing Consulting Ireland Limited Rizing Consulting Pty Ltd. Rizing Geospatial LLC Rizing GmbH Rizing Limited Rizing Pte Ltd. (9)	USA Sri Lanka Netherlands Canada USA Philippines Netherlands Ireland Australia USA Germany U.K. Singapore
The Capital Markets Company BV

CapAfric Consulting (Pty) Ltd

Capco Belgium BV

Capco Consultancy (Malaysia)

Sdn. Bhd

Capco Consultancy (Thailand) Ltd

Capco Consulting Singapore Pte. Ltd

Capco Greece Single Member P.C

Capco Poland sp. z.o.o

The Capital Markets Company

(UK) Ltd

The Capital Markets Company

GmbH

The Capital Markets Company

Limited

The Capital Markets Company

Limited

The Capital Markets Company S.a.r.l

The Capital Markets Company

S.A.S

The Capital Markets Company

s.r.o

		Capco (UK) 1. Limited Capco Austria GmbH Andrion AG	Belgium South Africa Belgium Malaysia Thailand Singapore Greece Poland U.K. U.K. Germany Austria Hong Kong Canada Switzerland Switzerland France Slovakia
Wipro Ampion Holdings Pty Ltd	Wipro Revolution IT Pty Ltd Crowdsprint Pty Ltd Wipro Shelde Australia Pty Ltd		Australia Australia Australia Australia
Wipro Appirio, Inc.	Wipro Appirio (Ireland) Limited Topcoder, LLC.	Wipro Appirio UK Limited	USA Ireland U.K. USA
Wipro Designit Services, Inc.	Wipro Designit Services Limited		USA Ireland
Wipro do Brasil Technologia Ltda	Wipro do Brasil Servicos Ltda Wipro Do Brasil Sistemas De Informatica Ltda		Brazil Brazil Brazil
Wipro Portugal S.A.	Wipro Technologies GmbH	Wipro Business Solutions GmbH (9) Wipro IT Services Austria GmbH	Portugal Germany Germany Austria

(9)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.	Rizing Consulting USA, Inc. Rizing Germany GmbH Attune Italia S.R.L Attune UK Ltd.		Netherlands USA Germany Italy U.K.
Rizing Pte Ltd.	Rizing New Zealand Ltd. Rizing Philippines Inc. Rizing SDN BHD Rizing Solutions Pty Ltd		Singapore New Zealand Philippines Malaysia Australia

Wipro Business Solutions GmbH	Wipro Technology Solutions S.R.L		Germany Romania

As at December 31, 2024, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro foundation	India

6.	Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: communications, media and information services, software and gaming, new age technology, consumer goods, medical devices and life sciences, healthcare, and technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting. IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended December 31, 2024, September 30, 2024, December 31, 2023, nine months ended December 31, 2024, December 31, 2023 and year ended March 31, 2024 are as follows:

	Three months ended			Nine months ended		Year ended
Particulars	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023	March 31, 2024
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	72,010	68,393	68,581	208,103	201,001	268,230
Americas 2	68,120	67,932	66,541	203,390	201,758	269,482
Europe	59,282	61,821	61,473	181,525	192,583	253,927
APMEA	23,439	23,811	24,913	70,753	77,678	102,177

Total of IT Services	222,851	221,957	221,508	663,771	673,020	893,816
IT Products	747	663	805	1,879	2,968	4,127

Total segment revenue	223,598	222,620	222,313	665,650	675,988	897,943

Segment result
IT Services
Americas 1	14,966	13,338	16,459	41,991	45,283	59,364
Americas 2	15,275	15,005	15,180	45,813	43,372	59,163
Europe	7,600	7,821	7,906	21,294	25,421	33,354
APMEA	3,667	3,070	3,433	9,178	9,218	12,619
Unallocated	(2,518)	(1,912)	(7,552)	(5,907)	(15,293)	(20,304)

Total of IT Services	38,990	37,322	35,426	112,369	108,001	144,196
IT Products	29	(183)	114	(201)	(514)	(371)
Reconciling Items	(53)	10	(2,675)	16	(6,761)	(7,726)

Total segment result	38,966	37,149	32,865	112,184	100,726	136,099

Finance expenses	(4,146)	(3,569)	(3,125)	(11,003)	(9,244)	(12,552)
Finance and other income	9,708	9,195	5,785	26,383	17,137	23,896
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	5	3	(4)	(37)	(31)	(233)

Profit before tax	44,533	42,778	35,521	127,527	108,588	147,210

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses). net in revenues amounting to ₹ 410, (396), and ₹ 262 for the three months ended December 31, 2024, September 30, 2024 and December 31, 2023 respectively, ₹ (192), and ₹ 468 for the nine months ended December 31, 2024, December 31, 2023. respectively and ₹ 340 for the year ended March 31, 2024, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)	Restructuring cost of ₹ 2,678 and ₹ 6,814 for the three and nine months ended December 31, 2023 respectively, and ₹ 6,814 for the year ended March 31, 2024, is included under Reconciling Items.

e)	Reconciling Items for the year ended March 31, 2024 includes employee costs of ₹ 921 towards outgoing CEO and Managing Director.

f)

“Unallocated” within IT Services segment results is after recognition of amortization and impairment expense on intangible assets of ₹ 1,577, ₹ 2,919, ₹ 3,893, ₹ 6.278, ₹ 9,187 and ₹ 11,756 for the three months ended December 31, 2024. September 30. 2024, December 31, 2023, nine months ended December 31, 2024, December 31, 2023 and year ended March 31, 2024 respectively and change in fair value of contingent consideration of ₹ Nil.₹ (167), ₹ (2), ₹ (167), ₹ (508) and ₹ (1,300) for the three months ended December 31, 2024, September 30, 2024, December 31, 2023, nine months ended December 31, 2024, December 31, 2023 and year ended March 31, 2024 respectively. Segment results of IT Services segment for the three and nine months ended December 31, 2023 and year ended March 31, 2024 are after considering additional amortization due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination.

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,712, ₹ 1,306 and ₹ 1.190 for the three months ended December 31, 2024, September 30, 2024 and December 31, 2023, respectively and ₹ 4,347 and ₹ 4,297 for the nine months ended December 31, 2024, December 31, 2023, respectively, and ₹ 5,590 for the year ended March 31, 2024.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ 77, (820) and ₹ 68 for the three months ended December 31, 2024, September 30, 2024 and December 31, 2023, respectively, ₹ (766) and ₹ (2,174) for the nine months ended December 31, 2024, December 31, 2023, respectively and ₹ (2,072) for the year ended March 31, 2024.

7.	Buyback of equity shares

During the nine months ended December 31, 2023, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

Earnings per share for each of the three months ended December 31, 2023, September 30, 2023 and June 30, 2023 will not add up to earnings per share for the nine months ended December 31, 2023, on account of buyback of equity shares.

8.	Issue of bonus shares

The bonus issue in the ratio of 1:1 i.e.l (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024, Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, securities premium and retained earnings to the share capital.

Earnings per share for all prior periods have been proportionately adjusted for the bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

9.	Events after the reporting period

The Board of Directors in their meeting held on January 17, 2025, declared an interim dividend of ₹ 6 /- (USD 0.07) per equity share and ADR (300% on an equity share of par value of ₹ 2 /-).

By order of the Board,	For, Wipro Limited

Place: Bengaluru	Rishad A. Premji
Date: January 17, 2025	Chairman

8